October 17, 2007

Via EDGAR

U.S. Securities and Exchange Commission
Attn: Mr. Kevin Rupert
100 F Street, N.E.
Washington, D.C. 20549

Re:          Excelsior Buyout Investors, LLC
File No.:  811-21283
Form N-CSR for the fiscal year ended March 31, 2007
Accession No. 0001193125-07-132473

Dear Mr. Rupert:

We are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) received in the telephone conversations on September 25, 2007 and October 16, 2007, with respect to the annual shareholder report of Excelsior Buyout Investors, LLC (the “Company”) on Form N-CSR for the period ended March 31, 2007 that was filed with the SEC on June 8, 2007.  For your convenience, the substance of the Staff’s comments is summarized below and is followed by the Company’s response.

Excelsior Buyout Investors, LLC
Annual Report – March 31, 2007

1.     Comment:  In future filings, please enhance disclosure with respect to fair valuation of the securities held by the Company to specifically address the Board of Managers’ responsibilities in valuing the securities.

Response:  Going forward, the Company will provide the enhanced disclosure as requested.

2.     Comment:  In future filings, please indicate illiquid securities by an appropriate symbol and include information regarding what percentage of the Company’s portfolio is illiquid.

Response:  Going forward, illiquid securities will be indicated and the percentage of illiquid securities in the Company’s portfolio will be disclosed as requested.

3.     Comment:  In future filings, please revise the disclosure in Note 3 to the financial statements of the Company with respect to the investment monitoring agreement (the “Monitoring

Kevin Rupert
October 17, 2007

Agreement”) that the investment adviser of the Company entered into with AIG Global Investment Corp. and certain of its affiliates (“AIG”) to clarify (a) what information is being provided quarterly to the investment adviser of the Company, and, if this is the case, (b) that the investment adviser is not being reimbursed by the Company for the fee paid by the investment adviser to AIG under the Monitoring Agreement.

Response:  Going forward, the disclosure will be clarified as requested.

As requested, we acknowledge that:  (i) the SEC is not foreclosed from taking any action with respect to the Company’s filing of its certified shareholder report on Form N-CSR; (ii) the Staff review of this filing, under delegated authority, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company will not assert the Staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at (212) 852-1876 with any questions or comments.

Very truly yours,

/s/ Marina Belaya
Marina Belaya, Esq.